Exhibit 99.3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

New Found Gold Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of New Found Gold Corp. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2023.

Vancouver, Canada

March 25, 2026

Consolidated Statements of Financial Position

At December 31, 2025 and 2024

(Expressed in Canadian Dollars)

		2025	2024
	Note	$	$
Assets
Current assets
Cash and cash equivalents		58,838,699	22,317,548
Receivables	6	4,325,473	2,209,948
Inventories	7	8,817,268	—
Investments	8	8,895,559	926,019
Prepayments and deposits		3,353,473	1,480,341
Secured notes	9	—	2,817,554
		84,230,472	29,751,410

Non-current assets
Property, plant and equipment	10	250,544,133	8,056,658
Exploration and evaluation assets	11	77,664,022	34,505,484
Goodwill	5	121,074,297	—
Investment in Kirkland Lake Discoveries Corp.	8	—	1,525,756
Other assets	15	2,616,726	179,703
Total assets		536,129,650	74,019,011

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	12	12,339,524	4,898,826
Flow-through share premium	13	8,677,099	—
Other current liabilities	14	654,832	2,480,160
		21,671,455	7,378,986

Non-current liabilities
Loans payable		503,417	—
Lease liabilities		340,155	69,320
Deferred income tax liabilities	5, 23	83,647,300	—
Reclamation and closure cost provisions	15	10,870,068	—
Total liabilities		117,032,395	7,448,306

Shareholders’ equity
Share capital	16	703,264,118	341,346,716
Reserves	16	42,820,506	34,988,421
Warrants	16	30,349,683	—
Deficit		(357,337,052)	(309,764,432)
Total shareholders’ equity		419,097,255	66,570,705

Total liabilities and shareholders’ equity		536,129,650	74,019,011

Nature of operations and going concern (Note 1)

Commitments and contingencies (Notes 5 and 11)

Subsequent events (Notes 16(f), 16(h), and 29)

These consolidated financial statements are authorized for issue by the Board of Directors on March 25, 2026. They are signed on the Company’s behalf by:

“Paul Huet”	“Allen Palmiere”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share amounts)

		2025	2024
	Note	$	$
Revenue	19	5,806,973	—
Cost of Sales
Operating expenses	20	5,671,431	—
Selling expenses		17,287	—
		5,688,718	—
Income from mine operations		118,255	—
Expenses
Exploration and evaluation	11	41,380,407	52,563,340
General and administrative	21	11,656,734	6,864,539
Share-based compensation	16	6,284,821	889,045
Transaction costs	5	4,787,735	—
		64,109,697	60,316,924
Loss from operations		(63,991,442)	(60,316,924)
Other income (expenses)
Settlement of flow-through share premium	13	7,565,501	12,426,322
Gains (losses) on investments		6,347,116	(2,908,253)
Interest, accretion and financing expenses		(112,568)	(25,105)
Interest income		1,418,145	2,869,403
Impairment reversal on equity investment	8	1,000,237	—
Other income (expenses)	22	(194,179)	(2,313,797)
		16,024,252	10,048,570
Loss before income and mining taxes		(47,967,190)	(50,268,354)
Income and mining tax recoveries - deferred	23	394,570	—
Net loss and comprehensive loss for the year		(47,572,620)	(50,268,354)
Loss per share – basic and diluted	18	(0.20)	(0.26)
Weighted average number of shares outstanding – basic and diluted	18	234,636,355	194,032,544

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

	2025	2024
	$	$
Operating cash flows
Loss for the year	(47,572,620)	(50,268,354)
Adjustments for:
Depreciation	827,879	813,654
Gains (losses) on investments	(6,347,116)	2,908,253
Impairment reversal on equity investment	(1,000,237)	—
Income and mining tax recoveries - deferred	(394,570)	—
Change in estimate of reclamation and closure cost provisions	(266,257)	—
Accretion on reclamation and closure cost provisions	38,660	—
Interest income	(1,418,145)	(2,869,403)
Interest expense	22,877	25,105
Gain on secured notes	(55,911)	(140,786)
Settlement of legal claim	—	1,750,100
Unrealized foreign exchange loss (gain)	116,519	(224,187)
Settlement of flow-through share premium	(7,565,501)	(12,426,322)
Settlement of reclamation obligations	(151,051)	—
Interest received	1,342,959	2,566,685
Share-based compensation	6,284,821	889,045
Operating cash flow before changes in non-cash working capital	(56,137,693)	(56,976,210)
Change in non-cash working capital (Note 24)	990,426	1,293,150
Net cash and cash equivalents used in operating activities	(55,147,267)	(55,683,060)

Investing cash flows
Cash acquired from Maritime acquisition	9,028,587	—
Purchases of exploration and evaluation assets	(1,483,911)	(3,858,669)
Proceeds from sale of secured notes	2,778,000	—
Proceeds on disposal of investments	752,634	1,097,814
Purchases of property, plant and equipment	(1,776,242)	(625,775)
Interest received on secured notes	—	378,040
Other assets	(37,023)	(179,703)
Net cash and cash equivalents from (used in) investing activities	9,262,045	(3,188,293)

Financing cash flows
Proceeds from issuance of common shares	83,480,001	27,522,494
Share issue costs	(4,004,528)	(924,657)
Stock options exercised	2,547,271	862,500
Warrants exercised	516,666	—
Repayment of loans	(22,841)	—
Lease principal payments	(35,719)	(134,001)
Loan and lease interest payments	(52,507)	(25,105)
Net cash and cash equivalents from financing activities	82,428,343	27,301,231
Effect of exchange rate fluctuations on cash and cash equivalents	(21,970)	2,861
Net increase (decrease) in cash and cash equivalents	36,521,151	(31,567,261)
Cash and cash equivalents at beginning of year	22,317,548	53,884,809
Cash and cash equivalents at end of year	58,838,699	22,317,548

Supplemental disclosure with respect to cash flows (Note 24)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share amounts)

	Share Capital		Reserves
			Equity settled
			share-based
	Number	Amount	payments	Warrants	Deficit	Total equity
	of shares	$	$	$	$	$
Balance at December 31, 2023	186,873,012	290,244,029	34,751,151	3,918	(259,496,078)	65,503,020
Issued on acquisition of the Kingsway Project (Note 11)	5,263,157	20,000,000	—	—	—	20,000,000
Issued on acquisition of exploration and evaluation assets	369,583	1,226,707	—	—	—	1,226,707
Issued in prospectus offering (Note 16)	5,857,242	27,522,494	—	—	—	27,522,494
Share issue costs	—	(914,807)	—	—	—	(914,807)
Issued in settlement of legal claim (Note 28)	370,000	1,750,100	—	—	—	1,750,100
Share-based compensation (Note 16)	—	—	889,045	—	—	889,045
Stock options exercised (Note 16)	1,725,000	1,518,193	(655,693)	—	—	862,500
Loss and comprehensive loss for the year	—	—	—	—	(50,268,354)	(50,268,354)
Balance at December 31, 2024	200,457,994	341,346,716	34,984,503	3,918	(309,764,432)	66,570,705
Issued in prospectus offering (Note 16)	28,980,000	63,480,000	—	—	—	63,480,000
Issued in private placement (Note 16)	12,269,939	20,000,001	—	—	—	20,000,001
Issued on acquisition of exploration and evaluation assets	89,463	261,232	—	—	—	261,232
Flow-through premium (Note 13)	—	(16,242,600)	—	—	—	(16,242,600)
Share issue costs	—	(4,004,528)	—	—	—	(4,004,528)
Acquisition of Maritime Resources Corp. (Note 5)	94,254,209	275,222,290	4,072,395	31,524,813	—	310,819,498
Issued pursuant to share - for - debt settlement (Note 5)	1,085,003	4,632,963	—	—	—	4,632,963
Acquisition of Exploits property claims (Note 11)	2,821,556	12,160,906	—	—	—	12,160,906
Stock options exercised (Note 16)	1,838,399	4,711,424	(2,164,153)	—	—	2,547,271
Warrants exercised (Note 16)	533,102	1,695,714	—	(1,179,048)	—	516,666
Share-based compensation (Note 16)	—	—	5,927,761	—	—	5,927,761
Loss and comprehensive loss for the year	—	—	—	—	(47,572,620)	(47,572,620)
Balance at December 31, 2025	342,329,665	703,264,118	42,820,506	30,349,683	(357,337,052)	419,097,255

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

1.	NATURE OF OPERATIONS AND GOING CONCERN

New Found Gold Corp. (“New Found Gold” or the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On September 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia V6E 4E5.

The Company is principally engaged in the production and sale of gold, as well as the acquisition, exploration, evaluation and development of resource properties with a focus on gold properties located in Newfoundland and Labrador, Canada. The Company’s gold production and sales activities commenced after its acquisition of all of the issued and outstanding shares of Maritime Resources Corp. (“Maritime”) on November 13, 2025 (Note 5).

These consolidated financial statements have been prepared assuming the Company will continue on a going concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary, should the Company be unable to continue operations. Such adjustments could be material. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. As at December 31, 2025, the Company had an accumulated deficit of $357,337,052 and shareholders’ equity of $419,097,255. In addition, the Company has a working capital surplus, calculated as current assets less current liabilities, of $62,559,017, consisting primarily of cash and cash equivalents, investments and inventories. For the year ended December 31, 2025, the Company incurred a net loss of $47,572,620 and negative cash flow from operating activities of $55,147,267.

Management is actively targeting sources of additional financing, including through the issuance of equity securities and the arrangement of debt facilities, and project-level financing structures which would assure continuation of the Company’s operations, exploration and development programs. The Company may seek to secure debt financing in the form of credit facilities, convertible notes, or other debt instruments. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. Although the Company has been successful in the past in generating financing, there is no assurance it will be able to do so in the future, nor is there any assurance that the terms of any debt or project financing obtained will be favorable to the Company. These items give rise to material uncertainties that cast substantial doubt as to the Company’s ability to continue as a going concern.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 25, 2026.

These consolidated financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative figures on the consolidated statement of financial position, consolidated statement of loss and comprehensive loss, and consolidated statement of cash flows have been reclassified to conform to the current year presentation.

Except as otherwise noted, these consolidated financial statements are presented in Canadian dollars.

The functional currency of the Company and its subsidiary is the Canadian dollar.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

3.	MATERIAL ACCOUNTING POLICY INFORMATION
(a)	Basis of consolidation

The Company’s consolidated financial statements include the accounts of the Company and its subsidiaries. A subsidiary is an entity controlled by the Company. The Company controls an entity when it has power over the entity, exposure or rights to variable returns from its involvement with the entity, and the ability to use its power over the entity to affect the amount of returns. Control is generally obtained through ownership of voting rights, contractual arrangements, or other rights that provide decision-making authority over the relevant activities of the entity. The financial statements of a subsidiary are included in the Company’s consolidated financial statements from the date the Company obtains control of the entity until the date the Company loses control of the entity. Intercompany balances, transactions, income and expenses, and unrealized gains and losses arising from intercompany transactions are eliminated in full on consolidation.

The Company commenced consolidating the financial results of Maritime Resources Corp. (“Maritime”) on November 13, 2025, which is the date the Company obtained control of Maritime through the acquisition of all of its issued and outstanding common shares pursuant to a court-approved plan of arrangement (Note 5).

(b)	Business combinations

A business combination is a transaction whereby the Company obtains control of a business. A business is an integrated set of activities and assets that consists of inputs and processes, including a substantive process, that when applied to those inputs have the ability to create or significantly contribute to the creation of outputs that generate investment income or other income from ordinary activities.

In assessing whether a transaction constitutes the acquisition of a business, the Company may elect to apply the optional concentration test on a transaction-by-transaction basis. Where the concentration test is applied and the threshold is met, the acquired set of activities and assets is not treated as a business, no further assessment is required, and no goodwill arises; rather, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed, with the cost of the group allocated on the basis of their relative fair values at the date of purchase. Where the concentration test is not met, or where the Company elects not to apply it, the Company performs a qualitative assessment of whether the acquired set includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. An acquired process is considered substantive when (i) the process is critical to the ability to develop or convert the acquired inputs into outputs; and (ii) the inputs acquired include both an organized workforce with the necessary skills, knowledge or experience to perform the process and other inputs that the organized workforce could develop into outputs.

The Company accounts for business combinations using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized at their fair values on the acquisition date. The acquisition date is the date on which the Company obtains control over the acquiree. The consideration transferred is measured at fair value and allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the fair value of consideration transferred over the fair value of the net identifiable assets acquired, if any, is recognized as goodwill. If the fair value of the net identifiable assets acquired exceeds the consideration transferred, the resulting gain is recognized in profit or loss. Acquisition-related costs are expensed as incurred.

In business combinations achieved in stages, previously held interests are remeasured at their acquisition-date fair value with any resulting gain or loss recognized in profit or loss.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

(b)Business combinations (continued)

Under IFRS 3, Business Combinations (“IFRS 3”), the Company is permitted a measurement period of up to one year from the acquisition date during which it may retrospectively adjust the provisional amounts recognized for a business combination as new information is obtained about facts and circumstances that existed at the acquisition date. During this period, the Company shall recognize adjustments to the provisional fair values of identifiable assets acquired, liabilities assumed, and any resulting change to goodwill, as if the revised fair values had been recognized from the acquisition date. Accordingly, comparative information for prior periods presented in the consolidated financial statements shall be revised as needed to reflect the impact of such adjustments.

Further information on the acquisition of Maritime and the related business combination accounting is provided in Note 5.

Where an acquisition does not meet the definition of a business under IFRS 3, the transaction is accounted for as an asset acquisition. In an asset acquisition, the Company identifies and recognizes the individual identifiable assets acquired, including those meeting the definition and recognition criteria for intangible assets under IAS 38, Intangible Assets (“IAS 38”), and liabilities assumed. The cost of the acquisition, including transaction costs directly attributable to the acquisition, is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of acquisition. Unlike a business combination, an asset acquisition does not give rise to goodwill; any excess of the cost of the acquisition over the net fair value of identifiable assets acquired and liabilities assumed is allocated on a pro rata basis to the identifiable assets. Furthermore, deferred tax assets or liabilities are not recognized on initial recognition of assets and liabilities in an asset acquisition where such recognition would give rise to the initial recognition exemption under IAS 12, Income Taxes (“IAS 12”).

(c)	Inventories

Stockpiled mineralized material, work-in-process and finished goods inventories are measured at the lower of weighted average cost and net realizable value (“NRV”). Costs include direct labour and materials, mine-site overhead expenses, and depreciation and depletion of related property, plant and equipment. NRV is calculated as the estimated selling price based on prevailing metal prices, less estimated costs to complete processing and costs necessary to make the sale.

Stockpiled mineralized material represents material extracted from the mine and available for further processing. Costs are based on mining costs incurred up to the point of stockpiling and are relieved on a weighted average basis as material is processed.

Work-in-process represents material undergoing conversion into finished goods and includes the weighted average cost of mineralized material plus processing costs incurred up to the point prior to off-site refining.

Finished goods represent the final saleable product and include all accumulated mining and processing costs incurred prior to the off-site refining process.

Supplies inventories include the costs of consumables, including freight, to be used in operations and is measured at the lower of average cost and NRV, with replacement cost being the typical measure of NRV.

Write-downs of inventories to NRV are recognized in operating expenses in the period incurred. A previously recognized write-down is reversed in a subsequent period if there is an increase in the NRV of the related inventories, with the reversal limited to the amount of the original write-down.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
(d)	Exploration, evaluation and development expenditures

Exploration and evaluation expenditures are incurred in connection with the Company’s activities to explore and evaluate mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and Measured and Indicated Mineral Resources are established.

Costs incurred before the Company has obtained the legal right to explore are expensed as incurred. Once the legal right to explore has been obtained, the Company capitalizes the costs of acquiring exploration rights or licenses, including those purchased from third parties or staked directly by the Company, until such time as the rights or licenses expire, are abandoned, sold or considered impaired. Indirect administrative costs and costs of surveying, exploration drilling, sampling, materials, fuel, equipment rentals and payments to contractors are expensed as incurred during the exploration and evaluation stage. Expenditure relating to establishing technical feasibility and related studies are also expensed as incurred.

When technical feasibility and commercial viability of extracting a mineral resource are demonstrable and economically recoverable reserves or resources have been established, the property is deemed to be in the development stage and related costs are capitalized as development costs (Note 3(e)).

Exploration and evaluation properties are not amortized during the exploration and evaluation stage. Gains or losses on the sale of exploration and evaluation assets are recognized when the rights are transferred and the cost is derecognized, measured in accordance with the terms of the purchase or sale agreement and the percentage of interest sold.

(e)	Property, plant and equipment
(i)	Mining interests and construction-in-progress

Mining interests and construction-in-progress include:

●	Cost of acquiring producing and development stage mineral properties;
●	Costs reclassified from exploration and evaluation assets;
●	Capitalized development costs;
●	Construction costs;
●	Deferred stripping costs;
●	Estimates of reclamation and closure costs; and
●	Borrowing costs incurred that are attributable to qualifying mineral properties.

Development costs are expenditures incurred subsequent to the establishment of technical feasibility and commercial viability. Development and construction costs are capitalized to construction-in-progress until the mine reaches commercial production, at which point the capitalized development and construction costs are reclassified to mining interests or property, plant and equipment. Commercial production is the point at which a mine is capable of operating in the manner intended by the Company’s management.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

(e)Property, plant and equipment (continued)

(i)Mining interests and construction-in-progress (continued)

During the production phase of an open-pit mine, stripping costs incurred, including depreciation of related plant and equipment, that provide improved access to ore that will be produced in future periods and that would not have otherwise been accessible are capitalized as deferred stripping assets. Deferred stripping assets are recognized and included as part of the carrying amount of the related mineral property when the following three criteria are met:

●	It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the Company;
●	The Company can identify the component of the ore body for which access has been improved; and
●	The costs relating to the stripping activity associated with that component can be measured reliably.

Capitalized stripping costs are amortized using the units-of-production method over the resources that directly benefit from the specific stripping activity. Costs incurred for regular waste removal that do not give rise to future economic benefits are included in operating expense.

Mineral properties are carried at cost less accumulated depletion and accumulated impairment losses. Mineral properties are amortized using the units-of-production method over the estimated recoverable ounces of Measured and Indicated Resources included in the current life of mine plan of the identified component of the ore body.

(ii)	Property, plant and equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of plant and equipment consists of the purchase price, costs directly attributable to bringing the asset to the location and condition necessary for its intended use and, where applicable, borrowing costs.

The carrying amounts of property, plant and equipment are depreciated to the residual values, if any, using either (i) the straight-line method over the shorter of the estimated useful life of the asset or the life of the mine, or (ii) the units-of-production method over the tonnage of proven and probable reserves in the current life of mine plan. Depreciation of an asset commences when it has been fully commissioned and is available for use. Depreciation rates applicable to each category of mineral property, plant and equipment, with the exception of land, are as follows:

Asset	Useful life
Property and buildings	10-25 years
Geological equipment and other facilities	2-20 years
Computer equipment	2-5 years
Office furniture and equipment	5 years
Vehicles	3-7 years
Mobile equipment	2-10 years
Mineral properties and on-site infrastructure	Unit-of-production
Processing plant	Unit-of-production

When components of an item of property, plant and equipment have different useful lives than those noted above, they are accounted for as separate items of property, plant and equipment. Each asset or component’s estimated useful life is determined considering its physical life limitations; however, this physical life cannot exceed the remaining life of the mine at which the asset is utilized. Estimates of remaining useful lives and residual values are reviewed annually and when events and circumstances indicate that such a review should be made. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
(f)	Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the synergies of the combination. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

The Company performs goodwill impairment tests on an annual basis in the fourth quarter of each year. In addition, the Company assesses for indicators of impairment at each reporting period-end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are recorded in the consolidated statements of income and they are not subsequently reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

(g)	Impairment and impairment reversal of long-lived assets
(i)	Property, plant and equipment (“PP&E”)

At the end of each reporting period, the Company assesses whether there is any indication that its property, plant and equipment (“PP&E”) may be impaired. Where it is not possible to estimate the recoverable amount of an individual asset, the Company groups assets into cash-generating units (“CGUs”), being the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, for the purpose of assessing the recoverable amount.

Where an indicator of impairment exists, the recoverable amount of the asset or CGU is determined as the higher of its fair value less costs of disposal and its value in use. Fair value less costs of disposal is determined based on available data from arm’s length transactions for similar assets or using appropriate valuation models. Value in use is determined by estimating the present value of the future cash flows expected to be derived from the continued use of the asset or CGU.

An impairment loss is recognized for any excess of the carrying amount of the asset or CGU over its recoverable amount. Where a CGU includes goodwill, the impairment loss is first allocated to goodwill, with the remaining loss allocated on a pro rata basis to the other long-lived assets of the CGU based on their carrying amounts. Impairment losses recognized in respect of goodwill are not subsequently reversed. Impairment losses are recorded in the consolidated statements of income in the period in which they occur.

At the end of each reporting period, the Company assesses whether there is any indication that a previously recognized impairment loss on PP&E may no longer exist or may have decreased. If such an indication exists, the recoverable amount of the asset or CGU is estimated in order to determine whether a reversal is required. An impairment reversal is recognized to the extent that the recoverable amount of the asset or CGU exceeds its carrying amount. The amount of the reversal is limited to the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized in prior periods. The impairment reversal is allocated on a pro rata basis to the long-lived assets of the CGU based on their carrying amounts. Impairment reversals are recorded in the consolidated statements of income in the period in which they occur.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
(g)	Impairment and impairment reversal of long-lived assets (continued)
(ii)	Exploration and evaluation (“E&E”) assets

Exploration and evaluation (“E&E”) assets are assessed for impairment in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources. At the end of each reporting period, the Company reviews facts and circumstances to determine whether indicators of impairment exist for its E&E assets. Indicators of impairment under IFRS 6 include, but are not limited to: the period for which the Company has the right to explore in a specific area has expired or will expire in the near future with no expectation of renewal; substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned; exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the area; or sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the E&E asset is unlikely to be recovered in full from successful development or by sale.

Where an indicator of impairment is identified, the Company performs an impairment test in accordance with IAS 36, Impairment of Assets. For the purposes of assessing impairment, E&E assets are allocated to CGUs or groups of CGUs that are expected to benefit from the exploration activity. The recoverable amount of the CGU is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss is recognized for any excess of the carrying amount over the recoverable amount and is recorded in the consolidated statements of income in the period in which it occurs.

A previously recognized impairment loss on E&E assets is reversed in a subsequent period if there is an indication that the impairment loss may no longer exist or may have decreased, and the recoverable amount of the asset or CGU exceeds its carrying amount. The amount of the reversal is limited to the carrying amount that would have been determined had no impairment loss been recognized in prior periods. Impairment reversals are recorded in the consolidated statements of income in the period in which they occur.

(h)	Reclamation and closure cost provisions

The Company is subject to environmental laws and regulations in the jurisdictions in which it operates. A provision for reclamation and closure costs is recognized when the Company has a present legal or constructive obligation as a result of past environmental disturbance, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount can be reliably estimated. The provision is measured as the present value of the risk-adjusted expenditures expected to be required to settle the obligation, discounted at a pre-tax rate that reflects the current market assessment of the time value of money.

Where the obligation relates to exploration and evaluation assets, changes in the reclamation and closure cost provision are recognized as an expense in the consolidated statements of loss and comprehensive loss in the period incurred. Where the obligation relates to mineral properties in development or production, the initial provision and any subsequent changes in the estimated amount or timing of future cash flows are capitalized as part of the carrying amount of the related mineral property and amortized using the same method as applied to the related asset.

Following initial recognition, the carrying amount of the provision is increased each period for the passage of time, with the unwinding of the discount recognized as accretion cost in the statement of loss and comprehensive loss. The provision is also adjusted for changes in the discount rate and for revisions to the estimated amount or timing of future cash flows required to settle the obligation. Where such changes relate to mineral properties in the development or production stage, the corresponding adjustment is recognized against the carrying amount of the related mineral property. Where such changes relate to exploration and evaluation assets, the corresponding adjustment is recognized in the consolidated statements of loss and comprehensive loss.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
(i)	Share-based payment transactions

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to equity settled share-based payments reserve.

Consideration received on the exercise of stock options is recorded as share capital and the related equity settled share-based payments reserve is transferred to share capital. Charges for options that are forfeited/cancelled before vesting are transferred from equity settled share-based payment reserve to deficit. Charges for options that are expired remain in equity settled share-based payment reserve.

Where the terms and conditions of options are modified before they vest, the incremental change in fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

(j)	Revenue recognition

Revenue is principally generated from the sale of gold and silver bullion with each shipment considered as a separate performance obligation. The Company recognizes revenue from these sales when control of the gold or silver has transferred to the customer. This is generally at the point in time when the gold or silver is credited to the metal account of the customer after completion of the refining process. Once the gold or silver has been credited to the customer’s metal account, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

Revenue is measured at the transaction price agreed under the contract. Payment of the transaction price is due immediately when control of the gold or silver is transferred to the customer.

(k)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows have expired or substantially all risks and rewards of ownership have been transferred. Gains and losses on derecognition are generally recognized in profit and loss. Financial liabilities are derecognized when the Company’s obligation has been discharged, cancelled or expired.

Financial assets are classified and measured either at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”) based on the business model in which they are held and the characteristics of their contractual cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest are measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments and secured notes are measured at their fair values at the end of subsequent accounting periods, with any change taken through profit or loss or other comprehensive income. Financial liabilities include accounts payable and lease liabilities, which are measured at amortized cost. All financial instruments are initially recognized at fair value on the statement of financial position.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
(k)	Financial instruments (continued)

Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in profit or loss or other comprehensive income for the period. Financial assets and liabilities classified at amortized cost are measured at amortized cost using the effective interest method.

The following table sets out the classifications of the Company’s financial assets and liabilities:

Financial assets / liabilities	Classification under IFRS 9
Cash and cash equivalents	Amortized cost
Receivables	Amortized cost
Investments	FVTPL
Deposits	Amortized cost
Secured notes	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Lease liabilities	Amortized cost
Loans payable	Amortized cost

IFRS requires an expected credit loss model for calculating the impairment of financial assets. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods, if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods, if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

(l)	Investments

Purchases and sales of investments are recognized on the settlement date. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of loss and comprehensive loss. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed so as to recognize the full realized gain or loss in the period of disposition. All transaction costs associated with the acquisition and disposition of investments are expensed to the statement of loss and comprehensive loss as incurred.

The fair value of investments is determined as follows:

(i)	Securities that are traded in an active market and for which no sales restrictions apply, are presented at fair value based on quoted closing trade prices at the date of statement of financial position. If there were no trades on the date of the statement of financial position, these securities are presented at the closing price on the last date the security traded. These investments are included in Level 1 of the fair value hierarchy.
(ii)	Securities that are traded in an active market, but which are escrowed or otherwise restricted as to their sale or transfer, are recorded at amounts discounted from market value to a maximum of 10%. In determining the discount for such investments, the Company considers the nature and length of the restriction. These investments are included in Level 2 of the fair value hierarchy.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
(l)	Investments (continued)
(iii)	Securities that are not traded in an active market or are valued based on unobservable market inputs are included in the Level 3 of the fair value hierarchy.
(m)	Investment in an associate

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. The Company’s share of the net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method of accounting.

Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, any dilution gains /losses as a result of changes in equity interest, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings/(loss) during the period. Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the joint ventures and associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and associates are not eliminated.

(n)	Flow-through shares

The Company will from time to time issue flow-through common shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as recovery of flow-through premium liability and the related deferred tax is recognized as a tax provision.

The Company is subject to the flow-through share rules under the Income Tax Act of Canada. Proceeds received from the issuance of flow-through shares are required to be used only for Canadian resource property exploration expenditures within a specified time. The Company may also be subject to Part XII.6 tax on flow through proceeds renounced but not spent under the Look-Back Rules. When applicable, this tax is accrued as an expense.

(o)	Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)
(o)	Income taxes (continued)

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at year end applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

(p)	New accounting standard issued not yet effective

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 retains many of the requirements of IAS 1 but introduces significant changes in the following key areas:

The statement of profit or loss will be required to present three new defined categories: operating, investing, and financing, with specified subtotals including operating profit and profit before financing and income taxes. The classification of income and expenses into these categories is based on the nature of the entity’s main business activities.

IFRS 18 also introduces requirements for entities to disclose management-defined performance measures (“MPMs”) in the notes to the financial statements. MPMs are subtotals of income and expenses that are used in public communications outside the financial statements, that complement the totals and subtotals specified by IFRS Standards, and that communicate management’s view of an aspect of the entity’s financial performance. Companies will be required to provide reconciliations of MPMs to the most directly comparable subtotal specified by IFRS 18, along with disclosure of the income tax effect and effect on non-controlling interests.

In addition, IFRS 18 introduces enhanced guidance on aggregation and disaggregation of financial information in the primary financial statements and the notes, including principles for grouping items that share similar characteristics and for providing useful labels for line items.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on the presentation and disclosure in its consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

4.AREAS OF SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from estimates and assumptions made as the estimation process is inherently uncertain. All estimates and assumptions are reviewed on an ongoing basis based on relevant facts and circumstances, and new reliable information or experience. Revisions to estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments that management has made in the process of applying the Company’s accounting policies during the years ended December 31, 2025 and 2024 that have the most significant effects on amounts recognized in these consolidated financial statements and the assumptions and other major sources of estimation uncertainty at December 31, 2025 that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial are summarized below.

(a)	Areas of estimation uncertainty

(i)Purchase price allocation

The Company applies the acquisition method of accounting to business combinations in accordance with IFRS 3, Business Combinations. The allocation of the purchase consideration to identifiable assets acquired and liabilities assumed is based on their estimated fair values at the acquisition date and requires management to make significant estimates and assumptions. These include future production schedules, mineral resource estimates, operating and capital cost forecasts, commodity prices and discount rates. Fair values are determined using discounted cash flow models and other valuation techniques appropriate to the underlying assets and liabilities.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

4.AREAS OF SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

(a)Areas of estimation uncertainty (continued)

(ii)Calculation of income taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

(iii)Measured and indicated mineral resources

Estimates of measured and indicated mineral resources are used in the calculation of depreciation and depletion of mineral properties and certain plant and equipment, the determination, when applicable, of the recoverable amounts of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. In addition, estimates of mineral resources were used in determining the fair values of mineral properties, exploration and evaluation assets, certain plant and equipment and the associated provision for reclamation and closure costs assumed in the Maritime Acquisition (Note 5). The Company estimates mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101 – Standards of Disclosure for Mineral Projects.

There are numerous uncertainties inherent in estimating mineral resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in forecast metal prices, foreign exchange rates, operating costs or recovery rates and tax rates may change the economic status of mineral resources and may, ultimately, result in these estimates being revised. Changes in estimates of mineral resources could impact the carrying amounts of property, plant and equipment, depreciation and depletion rates and the provisions for reclamation and closure costs.

(iv)Reclamation and closure cost provisions

The Company’s provisions for reclamation and closure costs represent management’s best estimate of the present value of the future cash outflows required to settle the liabilities, which reflects estimates of future costs, inflation, and assumptions of risks associated with the future cash outflows and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above estimates and assumptions can result in changes to the provisions recognized by the Company.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

4.AREAS OF SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

(a)Areas of estimation uncertainty (continued)

(iv)Reclamation and closure cost provisions (continued)

Where the related obligation pertains to mineral properties in the development or production stage, changes to the provisions for reclamation and closure costs are recognized with a corresponding change to the carrying amounts of the related mineral properties during the period of change. Adjustments to the carrying amounts of the related mineral properties can result in changes to future depreciation and depletion expense.

Where the related obligation pertains to exploration and evaluation assets, changes to the provisions for reclamation and closure costs are recognized with a corresponding expense in the consolidated statements of income in the period in which the change occurs.

(b)Critical accounting judgments

(i)Asset acquisition versus business combination

The acquisition of the Exploits mineral claims and the Kingsway Project (Note 11) were assessed in accordance with IFRS 3 and determined to be asset acquisitions, as the acquired sets did not include substantive processes necessary to create outputs and therefore did not meet the definition of a business. The acquisition of Maritime (Note 5) was assessed as a business combination under IFRS 3, as the acquired asset includes processes, infrastructure, permits and other capabilities that, together with the acquired inputs, were sufficient to constitute a business.

Determining whether an acquisition constitutes a business combination or an asset acquisition requires significant judgment and consideration of the facts and circumstances associated with each transaction.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

4.AREAS OF SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

(b)Critical accounting judgments (continued)

(ii)Determination of whether the Company has significant influence over investees

Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if the Company has the power to direct the relevant activities affecting the entity. Determination of whether the Company has significant influence over investees requires an assessment of the activities of the investee that significantly affect the investee’s returns, including strategic, operational and financing decision-making, appointment, remuneration and termination of the key management personnel and when decisions related to those activities can be influenced by the Company.

Based on assessments of the relevant facts and circumstances, primarily, the Company’s ownership interests, board representation and ability to influence operating, strategic and financing decisions, the Company concluded that it has lost significant influence over Kirkland Lake Discoveries Corp. in October 2025, as described in Note 8.

5.ACQUISITION OF MARITIME RESOURCES CORP.

On November 13, 2025 (the “Closing Date”), the Company acquired all of the issued and outstanding common shares of Maritime (the “Maritime Shares”) that it did not already own in exchange for the issuance of New Found Gold common shares to former Maritime shareholders, pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Transaction”). As part of the Transaction, the Company acquired Maritime’s Hammerdown Gold Project (“Hammerdown”), a gold development project targeted to ramp up to full production in 2026, as well as available infrastructure, including the Pine Cove Mill (“Pine Cove”) and the Nugget Pond Hydrometallurgical Gold Plant (“Nugget Pond”), all located in central Newfoundland, Canada.

Under the terms of the Transaction, each Maritime shareholder received 0.75 of a common share (the “Exchange Ratio”) of New Found Gold (each whole share, a “New Found Gold Share”) as consideration for each Maritime share, which resulted in the issuance of 94,254,209 New Found Gold common shares. Additionally, at the Closing Date, the Company held 102,923 common shares of Maritime, which were revalued to their fair value of $225,402 and included as part of the purchase consideration. Each outstanding Maritime Share purchase warrant became exercisable for New Found Gold Shares issuable on exercise and adjusted in accordance with the Exchange Ratio.

In addition, each option to purchase Maritime Shares (each, a “Maritime Option”) was cancelled and exchanged for a replacement option to acquire from New Found Gold such number of New Found Gold Shares equal to the product of: (a) that number of Maritime Shares that were issuable upon exercise of such Maritime Option immediately prior to the Closing Date, and (b) the Exchange Ratio, at an exercise price per New Found Gold Share equal to the quotient determined by dividing the exercise price per Maritime Share at which such Maritime Option was exercisable immediately prior to the Closing Date, by the Exchange Ratio. Each outstanding Maritime Share purchase warrant became exercisable for New Found Gold Shares issuable on exercise and adjusted in accordance with the Exchange Ratio.

The Company issued 2,475,960 replacement options and 15,485,137 replacement warrants valued at $4,072,396 and $31,524,814, respectively.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

5.ACQUISITION OF MARITIME RESOURCES CORP. (continued)

The Transaction resulted in the Company obtaining control of Maritime, and the Transaction has been accounted for as a business combination using the acquisition method in accordance with IFRS 3. The Company has consolidated the operating results, cash flows and net assets of Maritime from November 13, 2025. For the period from November 13, 2025 to December 31, 2025, Maritime contributed revenue of $5,806,973 and incurred a loss before income and mining taxes of $64,475. If the acquisition of Maritime had taken place on January 1, 2025, the unaudited pro forma total consolidated revenue and loss before income and mining taxes for the Company would have been approximately $13,594,649 and $(54,716,452), respectively, for the year ended December 31, 2025.

Acquisition-related costs of $4,787,735 have been expensed and are presented separately in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2025.

As of December 31, 2025, given the recent closing of the Transaction, the Company had not yet completed the analysis to assign fair values to all assets acquired and liabilities assumed, and therefore the purchase price allocation for the Transaction is preliminary. The preliminary price allocation will be subject to further refinement and may result in material changes to the estimated fair value of assets acquired and liabilities assumed. In particular, the Company will continue to evaluate new information about the facts and circumstances that existed as of the Closing Date pertaining to the fair value of mineral property, exploration and evaluation assets, property, plant and equipment and deferred taxes. The purchase price allocation adjustments can be made throughout the Company’s measurement period, ending no later than November 13, 2026.

The aggregate purchase consideration for the acquired assets, and its preliminary allocation to the acquired assets net of the assumed liabilities is as follows:

Purchase price:
Fair value of common shares issued (1)	$275,222,302
Fair value of replacement share-based compensation issued (2)	4,072,396
Fair value of replacement share purchase warrants issued (3)	31,524,814
Fair value of Maritime shares held by the Company (4)	225,402
$311,044,914
Net assets acquired:
Cash	$9,028,587
Receivables	1,644,055
Inventories	10,075,453
Prepaids and deposits	2,943,423
Property and equipment (Note 10) (5)	70,508,742
Mining interests (Note 10)	167,737,597
Exploration and evaluation assets (Note 11)	29,929,410
Goodwill	121,074,297
Accounts payable and accrued liabilities	(9,421,347)
Loans payable	(620,238)
Lease liabilities	(486,195)
Reclamation and closure cost provisions	(7,327,000)
Deferred income tax liabilities	(84,041,870)
Total assets acquired, net of liabilities	$311,044,914
(1)	The fair value of the Company’s common shares was determined using the Company’s share price of $2.92 on the Closing Date.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

5.ACQUISITION OF MARITIME RESOURCES CORP. (continued)

(2)	The fair value of the replacement options were determined using the Black-Scholes pricing model using the following assumptions: Share price: $2.92; Exercise price: ranges from $0.50 to $1.80; Expected life: ranges from 0.19 to 4.02 years; Volatility: ranges from 61.42% to 79.11%; Risk-free rate: ranges from 2.21% to 2.70%; Dividend yield: 0%.
(3)	The fair value of the replacement share purchase warrants issued were determined using the Black-Scholes pricing model using the following assumptions: Share price: $2.92; Exercise price: ranges from $0.50 to $1.20; Expected life: ranges from 0.75 to 1.83 years; Volatility: ranges from 66.05% to 78.57%; Risk-free rate: ranges from 2.27% to 2.46%; Dividend yield: 0%.
(4)	The fair value of the Maritime common shares held by the Company immediately prior to the closing date were determined using the Company’s share price of $2.92 on the Closing Date.
(5)	Included in property and equipment is $449,532 of ROU assets.

Goodwill represents the expected value of operational synergies between the Queensway Project and the Hammerdown Mine/Pine Cove Mill assets, and additional exploration potential arising from the Transaction. None of the goodwill is expected to be deductible for income and mining tax purposes.

Fair value estimates for the identifiable assets acquired and liabilities assumed in the Maritime acquisition were determined using valuation techniques appropriate to each asset and liability category. The fair value of the Hammerdown, Orion and Stog’er Tight mining interests was derived using an income approach, whereby the overall enterprise value of these mining interests was determined under a discounted cash flow (“DCF”) model based on current mine plans, operating and capital cost forecasts, mineral resource estimates, gold price assumptions and risk-adjusted discount rates. Property and equipment was valued primarily using a cost approach, whereby replacement cost was estimated using a factored capital cost estimate for the Pine Cove Mill processing assets and published equipment cost guides for the Nugget Pond equipment, with applicable allowances for obsolescence. A market approach was applied to light-duty vehicles, generators and pumps based on comparable sales data. Inventory was valued by reference to the expected selling price, less remaining processing costs, contributory asset charges for the use of property and equipment and an allowance for execution profit; supplies and materials were carried at historical cost as an approximation of fair value. Exploration and evaluation assets were carried at historical cost, except for the Orion underground deposit which was valued based on an adjusted implied value per ounce with reference to values from comparable transactions. Reclamation and closure cost provisions were measured using expected future cash flows discounted at a credit-adjusted risk-free rate. The valuation models are sensitive to changes in key assumptions including gold price forecasts, discount rates, replacement cost estimates, and the timing and cost of rehabilitation and closure obligations.

Share-for-debt settlement

On November 13, 2025, the Company entered into a debt settlement agreement (“Settlement Agreement”) with SCP Resource Finance LP (“SCP”) to settle an aggregate amount of $3,276,712 in outstanding debt related to fees incurred by Maritime pursuant to the terms of a letter of agreement with SCP dated March 20, 2024, as amended on August 8, 2025, whereby SCP was appointed as financial advisor in connection with strategic matters related to any financing or a transaction resulting in the sale of Maritime. The liability was included in accounts payable and accrued liabilities as at the Closing Date.

Pursuant to the terms of the Settlement Agreement, the Company issued 1,085,003 common shares on November 26, 2025 with a fair value of $4,632,963, resulting in a loss of $1,356,251 reported under transaction costs in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2025.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

5.ACQUISITION OF MARITIME RESOURCES CORP. (continued)

Royalty arrangement

In connection with the acquisition of Maritime, the Company assumed an existing royalty arrangement relating to the Green Bay block (“Green Bay”) within the Hammerdown Property, which encompasses the Hammerdown and Orion deposits. Total royalties payable from the Royalty Units (“Royalty Payment”) are capped at $3,160,500, an amount equal to the total equity units and royalty units purchased. Royalty payments will be made annually beginning on the first anniversary of the date of commencement of commercial production (“Commercial Production”) for the Project. Commercial Production is defined as operation at an average rate of not less than 70% of the initial rated capacity of the mining facilities, or the shipping of products for the purpose of earning a profit, and explicitly excludes test milling, pilot plant operations and initial tune-up periods. Royalty Payments will be funded solely from 10% of annual net cash flow from the Project, with net cash flow representing net production revenues realized from the Project after deduction of all Project operating and debt servicing costs. At the option of the Company, Royalty Payments may be made in cash, physical gold, or a combination thereof.

6.RECEIVABLES

	December 31, 2025	December 31, 2024
Sales tax receivables	$4,323,080	$2,209,948
Other	2,393	—
	$4,325,473	$2,209,948

7.INVENTORIES

	December 31, 2025	December 31, 2024
Stockpiled mineralized material	$1,482,252	$—
Work-in-process	5,515,887	—
Finished goods	1,188,739	—
Supplies and consumables	630,390	—
	$8,817,268	$—

No write-downs or reversals were recognized during the year ended December 31, 2025. For the period from November 13, 2025 to December 31, 2025, the Company recognized $5,671,431 of inventory cost in operating expenses.

8.	INVESTMENTS

The Company classifies its investments at FVTPL. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the consolidated statements of loss and comprehensive loss in the period in which they occur.

Investments consisted of the following as at December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Equities	$8,895,559	$779,019
Warrants	—	147,000
	$8,895,559	$926,019

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

8.	INVESTMENTS (continued)

An analysis of investments including related gains and losses for the years ended December 31, 2025 and 2024 is as follows:

	Year Ended December 31
	2025	2024
Investments, beginning of year	$926,019	$3,596,592
Disposal of investments	(752,634)	(1,097,814)
Realized gains (losses) on investments	160,701	(380,877)
Unrealized gains (losses) on investments	979,160	(1,191,882)
Transferred from investment in associates	7,582,313	—
Investments, end of year	$8,895,559	$926,019

(a) Equities held

The Company held the following equity investments at December 31, 2025 and 2024:

	December 31, 2025			December 31, 2024
	Shares	Cost	Fair Value	Shares	Cost	Fair Value
Exploits Discovery Corp.	4,157,466	$2,659,473	$311,809	4,157,466	$2,659,473	$187,086
Labrador Gold Corp.	—	—	—	9,865,556	6,953,907	591,933
Kirkland Lake Discoveries Corp.	28,612,500	2,861,250	8,583,750	—	—	—
		$5,520,723	$8,895,559		$9,613,380	$779,019

Investments represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.

The Company previously held significant influence over Kirkland Lake Discoveries Corp. (“KLDC”) on account of its more than 20% ownership interest up to October 22, 2025. On October 22, 2025, KLDC announced the closing of an equity offering resulting in the dilution of the Company’s ownership holding to less than 20%. On October 22, 2025, based on the change in ownership interest, governance rights and other qualitative factors, the Company determined that it no longer had the ability to exercise significant influence over KLDC, and accordingly, the carrying amount of the equity-accounted investment was derecognized and remeasured at its fair value at the date of loss of significant influence.

The remeasurement resulted in a gain on derecognition of $5,306,412, recognized in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2025.

Following the loss of significant influence, the investment in KLDC is presented under investments and measured at fair value through profit or loss.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

8.	INVESTMENTS (continued)

(a) Equities held (continued)

The following table illustrates the movement in investment in KLDC for the years ended December 31, 2025 and 2024:

Movement in carrying value	Amount
Investment KLDC, December 31, 2023	$2,861,250
Share of loss of associate during the period	(1,306,722)
Loss on dilution of equity investment	(28,772)
Investment in KLDC, December 31, 2024	1,525,756
Share of loss of associate during the period	(293,654)
Reversal of impairment loss	1,000,237
Gain on dilution of equity investment	43,562
Investment in KLDC, October 21, 2025	2,275,901
Gain on derecognition and remeasurement of investment	5,306,412
Investments, October 22, 2025 (transferred to Investment at FVTPL)	$7,582,313

(b) Warrants held

The Company held the following warrants as at December 31, 2024:

	Quantity	Cost	Fair Value
Maritime Resources Corp.	1,532,457	$174,500	$147,000

Each warrant was exercisable into one common share of Maritime at a price of $0.70 per warrant until August 14, 2025. The number of warrants and the exercise price have been adjusted for the 10:1 share consolidation completed by Maritime Resources Corp. in June 2025. All the warrants expired unexercised on August 14, 2025. Accordingly, the Company recognized a loss of $715,190, including a reversal of $540,690 in previously recognized unrealized gains, upon the expiration of the warrants. The loss is reported under losses on investments in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2025.

9.	SECURED NOTES

On August 14, 2023, the Company participated in a brokered note offering completed by Maritime consisting of the issuance of non‐convertible senior secured notes (the “Notes”) and common share purchase warrants. The Notes had a maturity date of August 14, 2025 (the “Initial Maturity Date”). The Notes bore interest at a rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 6% per annum, payable quarterly in arrears.

Based on the business model in which the Notes are held and the characteristics of their contractual cash flows, the secured notes were classified as a financial instrument at FVTPL in accordance with IFRS 9 -Financial Instruments.

The issuance of the Notes included a 40% warrant coverage resulting in the Company receiving 15,324,571 warrants (“Warrants”). These warrants were classified by the Company as investments at FVTPL (Note 8).

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

9.	SECURED NOTES (continued)

The Company allocated the gross investment of $2,638,500 (US$1,960,000) to the Notes and warrants based on their respective fair values at initial recognition. At the time of issuance, the fair value of the Notes was $2,464,000 (US$1,830,300) and the fair value of the warrants was $174,500 (US$129,700).

On April 11, 2025, the Company sold the Notes for gross proceeds of $2,778,000 (US$2,000,000).

The following table illustrates the movement in the Company’s secured notes for the period from December 31, 2023 to December 31, 2025:

	Year ended December 31
	2025	2024
Carrying value, beginning of year	$2,817,554	$2,454,300
Revaluation of secured notes	(89,419)	140,786
Proceeds on disposal	(2,778,000)	—
Realized gain on disposal	49,865	—
Foreign exchange gain (loss)	—	222,468
	$—	$2,817,554

During the year ended December 31, 2025, the Company received $74,468 of interest income paid in common shares of Maritime on the secured notes (December 31, 2024 – $378,040 in cash).

10.PROPERTY, PLANT AND EQUIPMENT

	Property, plant	Mining	Construction-
	and equipment	interests	in-progress	Total
Cost
Balance, January 1, 2024	$10,317,647	$—	$—	$10,317,647
Additions – Kingsway Project	350,000	—	—	350,000
Additions - other	725,082	—	—	725,082
Balance, December 31, 2024	11,392,729	—	—	11,392,729
Maritime Acquisition (Note 5)	57,237,532	167,737,597	13,271,209	238,246,338
Adjustment to reclamation assets	1,081,882	413,457	—	1,495,339
Additions – other	1,366,671	658,824	1,548,182	3,573,677
Balance, December 31, 2025	$71,078,814	$168,809,878	$14,819,391	$254,708,083

Accumulated Depreciation
Balance, January 1, 2024	$2,522,417	$—	$—	$2,522,417
Depreciation	813,654	—	—	813,654
Balance, December 31, 2024	3,336,071	—	—	3,336,071
Depreciation(1)	827,879	—	—	827,879
Balance, December 31, 2025	$4,163,950	$—	$—	$4,163,950

Net book value
At December 31, 2024	$8,056,658	$—	$—	$8,056,658
At December 31, 2025	$66,914,864	$168,809,878	$14,819,391	$250,544,133
(1)	Additions for the year ended December 31, 2025 include $77,341 of depreciation capitalized to inventories.
(2)	Maritime Acquisition amounts represent the fair values of the acquired assets at the close of the Transaction. Plant and equipment acquired includes $449,532 of right-of-use assets.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

10.PROPERTY, PLANT AND EQUIPMENT (continued)

Hammerdown Deposit (“Hammerdown”)

Hammerdown is a 100%-owned open-pit gold project located in the Baie Verte Mining District of Newfoundland and Labrador, approximately 5 kilometers southwest of King’s Point. The property comprises mining leases, surface rights and related infrastructure.

At the acquisition date, Hammerdown was fully permitted for construction and operations, with mine development and production ramp-up underway. Open pit mining had commenced and crushed mill feed was being delivered to the Pine Cove Mill at a permitted rate of approximately 700 tonnes per day.

Post-acquisition capital expenditures have primarily related to:

◾	Open pit pre-stripping and mine development;
◾	Site civil works and water management infrastructure;
◾	Installation of power infrastructure, camp office and dry facilities; and
◾	Deposits for the installation and commissioning of crushing equipment.

These costs have been capitalized as mining interests and development assets in accordance with IAS 16, Property, Plant and Equipment, until the asset is available for use. Certain of these expenditures that relate to assets not yet available for use are classified as construction-in-progress. Operating costs incurred during production ramp-up are recognized in profit or loss, except where directly attributable to bringing the asset to its intended operating condition.

Pine Cove Mill (“Pine Cove”)

The Pine Cove Mill is a gold processing facility located near Baie Verte, Newfoundland and Labrador, comprised of grinding, flotation and gold recovery circuits. It serves as the primary processing plant for the Hammerdown Deposit mineralized material.

At the acquisition date, the mill was fully permitted and operational with a throughput capacity of approximately 700 tonnes per day (approximately 255,000 tonnes annually).

Post-acquisition capital expenditures have included:

●	Installation of a higher-capacity regrind circuit, including two 185 kW stirred media detritor mills, to optimize grind size and metallurgical recoveries;
●	Upgrades to material handling and crushed ore storage;
●	Electrical system and process control improvements;
●	Tailings and water management enhancements.

These expenditures have been capitalized as property, plant and equipment where they enhance capacity, extend useful life or improve recoveries. Certain expenditures relating to assets not yet available for use are classified as construction-in-progress. Routine maintenance and operating costs are expensed as incurred.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

11.EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying amounts of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at December 31, 2025 and December 31, 2024:

(a)	Exploration and evaluation assets

	Newfoundland
	Queensway	Others	Total
Balance, December 31, 2023	$9,014,478	$78,709	$9,093,187
Acquisition costs – Kingsway Project	20,088,541	—	20,088,541
Expenditure target payment – Kingsway Project	750,000	—	750,000
Acquisition costs – royalty purchases and other claims	4,522,707	35,499	4,558,206
Claim staking and license renewal costs	15,250	300	15,550
Balance, December 31, 2024	34,390,976	114,508	34,505,484
Claim staking, option payments and license renewal costs	377,988	41,382	419,370
Acquisition cost - Maritime Resources Corp.	—	29,929,410	29,929,410
Acquisition cost – Exploits	12,548,526	—	12,548,526
Acquisition cost – Other claims	261,232	—	261,232
Balance, December 31, 2025	$47,578,722	$30,085,300	$77,664,022

(b)	Exploration and evaluation expenses

	Newfoundland
	Queensway	Others	Total
Cumulative exploration expense, December 31, 2023	$215,285,192	$574,857	$215,860,049
Assaying and metallurgical testing	7,206,656	—	7,206,656
Drilling	23,828,589	—	23,828,589
Trenching	2,932,976	—	2,932,976
Environmental, permitting and reclamation	3,348,316	—	3,348,316
Geological and geophysical studies	1,150,853	350	1,151,203
Personnel, consulting and overheads	11,978,431	488	11,978,919
Technical studies and resource evaluation	511,969	—	511,969
Property holding and other costs	1,604,712	—	1,604,712
	52,562,502	838	52,563,340
Cumulative exploration expense, December 31, 2024	267,847,694	575,695	268,423,389
Assaying and metallurgical testing	5,089,668	—	5,089,668
Drilling	15,995,380	—	15,995,380
Trenching	499,146	—	499,146
Environmental, permitting and reclamation	1,026,461	—	1,026,461
Geological and geophysical studies	1,638,692	135,402	1,774,094
Personnel, consulting and overheads	11,592,629	—	11,592,629
Technical studies and resource evaluation	3,350,234	30,734	3,380,968
Property holding and other costs	2,022,061	—	2,022,061
	41,214,271	166,136	41,380,407
Cumulative exploration expense, December 31, 2025	$309,061,965	$741,831	$309,803,796

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

11.EXPLORATION AND EVALUATION ASSETS (continued)

(c) Queensway Project – Gander, Newfoundland and Labrador

As at December 31, 2025, the Company owned a 100% interest in 98 (December 31, 2024 – 103) mineral licenses including 7,018 claims (December 31, 2024 – 7,024 claims) comprising 175,450 hectares of land (December 31, 2024 – 175,600) located near Gander, Newfoundland and Labrador. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2022 under ten separate option agreements, of which nine are completed.

On November 2, 2022, the Company entered into the VOA Option Agreement to acquire a 100% interest in five mineral licenses located in Gander, Newfoundland and Labrador. Under the terms of the VOA Option Agreement, the Company may exercise the option by issuing an aggregate of 487,078 common shares in the capital of the Company and making aggregate cash payments of $2,350,000 to the optionors as follows:

◾	$200,000 (paid) and 39,762 common shares (issued) on the later of (i) staking confirmation date as defined in the Option Agreement and (ii) the receipt of the TSX Venture Exchange’s approval;
◾	$200,000 (paid) and 39,762 common shares on or before November 2, 2023 (issued);
◾	$250,000 (paid) and 69,583 common shares on or before November 2, 2024 (issued);
◾	$300,000 (paid) and 89,463 common shares on or before November 2, 2025 (issued);
◾	$600,000 and 129,224 common shares on or before November 2, 2026; and
◾	$800,000 and 119,284 common shares on or before November 2, 2027.

The Queensway Project carries various net smelter return (“NSR”) royalties ranging from 0.4% to 3.00%, many of which include buy-back provisions that allow the Company, at its option, to reduce the NSR by making lump-sum payments ranging from $250,000 to $1,000,000 to the holders of the royalties. The total cost of the NSR’s if the Company were to exercise all of its buy-back rights is $4,250,000 resulting in NSR’s ranging from 0.5% to 1.5% for the mineral licenses subject to an NSR royalty.

On July 29, 2024, the Company entered into three royalty purchase agreements (the “Royalty Purchase Agreements”) with arm’s length royalty holders (together, the “Vendors” and each, a “Vendor”) to purchase part of each Vendor’s royalty interest in aggregate, 0.6% of the Vendors’ 1.6% net smelter returns royalty underlying several zones at the Company’s Queensway project (the “Royalty Interests”). The transaction closed on August 8, 2024. Pursuant to the transaction, the Company paid aggregate cash consideration of $1,950,000 and aggregate share consideration of 300,000 common shares with a combined value of $1,011,000 to the Vendors. The Company paid $63,620 in professional fees in connection with the royalty purchases.

During the year ended December 31, 2024, the Company purchased the remaining 1.0% net smelter returns royalty from the Vendors for $1,000,000 in aggregate in cash, of which $666,667 was paid during the year ended December 31, 2025. The Company also paid $16,225 in professional fees in connection with the purchase.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

11.EXPLORATION AND EVALUATION ASSETS (continued)

(d) Acquisition of mineral claims from Exploits Discovery Corp.

On September 8, 2025, the Company acquired a 100% interest in certain mineral claims in Newfoundland and Labrador held by Exploits (the “Claims”). The Claims, with a land area of about 58,600 hectares, adjoin and are considered a part of New Found Gold’s Queensway Gold project. The transaction closed on December 5, 2025.

As consideration for the Claims, New Found Gold (i) issued 2,821,556 common shares of the Company to Exploits valued at $12,160,906 based on the closing share price of the common shares on December 5, 2025; and (ii) granted to Exploits a 1% NSR Royalty. The Company paid $387,620 in professional and filing fees in connection with the acquisition.

In conjunction with the acquisition, the Company agreed to purchase an additional number of disputed claims, following a positive claims conclusion by the Supreme Court of Newfoundland and Labrador awarding such claims to Exploits, through the issuance of 725,543 common shares.

(e) Acquisition of Kingsway Project

On July 9, 2024, the Company acquired a 100% interest in Labrador Gold Corp.’s (“LabGold”) Kingsway Project, located near Gander, Newfoundland and Labrador, as well as certain related assets of LabGold. The Kingsway Project is contiguous to Queensway and the Company considers it to be part of the Queensway Project. Pursuant to the acquisition, the Company issued 5,263,157 common shares of the Company with a value of $20,000,000 (Note 13). The Company paid $438,541 in professional and filing fees in connection with the acquisition.

The acquisition of the Kingsway Project was accounted for as an asset acquisition. The Company allocated the fair value of consideration paid to the acquired assets based on their relative fair values at the date of purchase as follows:

Purchase consideration
Value of equity instruments issued	$20,000,000
Transaction costs	438,541
Total consideration	$20,438,541

Assets
Exploration and evaluation assets	$20,088,541
Property and equipment	350,000
Total assets acquired	$20,438,541

Pursuant to the terms of the original Kingsway Option Agreement, The Company paid a $750,000 Expenditure Target Payment to the optionors upon completion of an aggregate of $30,000,000 of exploration expenditures incurred on the property during the year ended December 31, 2024.

The Kingsway Project carries a 1.0% NSR payable to the royalty holders upon commencement of commercial production. The Company will also pay to the royalty holders $1 per ounce of gold contained within the property in the indicated mineral resource and measured mineral resource categories (the “Resource Payment”) as defined by the Canadian Institute of Mining, Metallurgy and Petroleum, and established in a National Instrument 43-101 – Standards of Disclosure for Mineral Projects or like technical report for the development of the property. The Resource Payment is payable upon the commencement of commercial production. An advance royalty payment of $50,000 per year will be payable commencing on March 3, 2026 and continuing each year until the commencement of commercial production. Any advance royalties paid will be deducted from the royalty payable after commencement of commercial production.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

11.EXPLORATION AND EVALUATION ASSETS (continued)

(f) Acquisition of Maritime exploration properties and mining interests

The following exploration properties were acquired as a result of the Company’s acquisition of Maritime (Note 5).

Green Bay Project

The Company holds a 100% interest in the Green Bay property, located in Newfoundland and Labrador, which includes the Orion gold deposit and the historic Lochinvar lead, zinc, copper, silver and gold deposit. The property is subject to a 1% NSR over certain lands, excluding the Orion deposit. Allowed deductions in calculating the NSR include transportation costs and toll milling charges.

The Green Bay property also includes the Sprucy Pond property, which is subject to a 1.0% NSR, of which 50% can be purchased for $500,000, and the Inomin property, which is subject to a 1.0% NSR of which 100% can be purchased for $500,000 and an underlying 2.5% NSR of which 1.5% can be purchased for $1,000,000.

Whisker Valley Project

The Company holds a 100% interest in the Whisker Valley property and the contiguous El Strato and Strugglers Pond properties, all located in the Baie Verte mining district of Newfoundland and Labrador, Canada. The Whisker Valley property is subject to a 2.5% NSR, of which 1% can be purchased for $1,000,000 on or before the end of the second anniversary of commencement of commercial production. An additional mineral property interest within the Whisker Valley property is subject to a 1% NSR, of which 50% can be purchased for $500,000 on or before the end of the second anniversary of commercial production. The Strugglers Pond and El Strato properties are each subject to separate 2% NSR royalties, of which 1% can be purchased for $1,000,000 on or before the end of the second anniversary of commercial production.

Gull Ridge Project

The Company holds a 100% interest in the Gull Ridge property, located in the Baie Verte mining district of Newfoundland and Labrador, Canada.

Point Rousse Project

The Company holds a 100% interest in the Point Rousse Project, located within the Baie Verte mining district on the Point Rousse/Ming’s Bight Peninsula in Newfoundland and Labrador, Canada. The Point Rousse Project includes the Pine Cove mill, an in-pit permitted tailings storage facility, deep water port access, and mineral claims and mining leases including the Stog’er Tight and Argyle properties.

Royalty obligations on the various Point Rousse Project mineral properties are as follows:

◾	A 3% NSR is payable to a third party on gold produced from the Stog’er Tight property.
◾	A $3,000,000 capped NSR on four mineral exploration licenses forming part of the Argyle property, calculated at 3% when the average price of gold is less than US$2,000 per ounce for the calendar quarter and 4% when the average price of gold exceeds US$2,000 per ounce for the calendar quarter.
◾	A $3,000,000 capped NSR of 3% on a property forming part of the Argyle property, decreasing to 1% once the aggregate limit has been met and 200,000 ounces of gold has been sold from the property.
◾	A net profits interest (“NPI”) agreement over the Point Rousse mining leases with Royal Gold Inc., requiring payment of 7.5% of net profits, calculated as gross receipts less all cumulative development and operating expenses.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

12.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2025	December 31, 2024
Accounts payable	$8,684,103	$3,082,655
Accrued liabilities	3,651,432	1,760,131
Due to related parties (Note 17)	3,989	56,040
	$12,339,524	$4,898,826

13.	FLOW-THROUGH SHARE PREMIUM

	Issued	Issued
	November 2023	June 2025	Total
Balance, December 31, 2023	$12,426,322	$—	$12,426,322
Settlement of flow-through share premium on expenditures incurred	(12,426,322)	—	(12,426,322)
Balance, December 31, 2024	—	—	—
Liability incurred on flow-through shares issued	—	16,242,600	16,242,600
Settlement of flow-through share premium on expenditures incurred	—	(7,565,501)	(7,565,501)
Balance, December 31, 2025	$—	$8,677,099	$8,677,099

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

During the year ended December 31, 2025, the Company incurred $26,249,995 (year ended December 31, 2024 – $45,500,423) in Qualifying CEE and amortized a total of $7,565,501 (year ended December 31, 2024 – $12,426,322) of its flow-through share premium liabilities. The flow-through share premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

During the year ended December 31, 2025, the Company incurred $Nil (year ended December 31, 2024 - $928,769) in Part XII.6 tax in respect of unspent flow-through proceeds renounced in year 1 under the Look-Back Rule, in accordance with the Income Tax Act of Canada. As at December 31, 2025, the Company must spend another $30,106,905 of Qualifying CEE by December 31, 2026, to satisfy its remaining current flow-through share premium liability of $8,677,099.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

14.OTHER CURRENT LIABILITIES

	December 31, 2025	December 31, 2024
Share-based compensation (Note 16)	$357,058	$—
Current portion of lease liabilities	197,497	53,782
Current portion of loans	100,277	—
Current portion of reclamation and closure cost provisions (Note 15)	—	2,426,378
	$654,832	$2,480,160

15.RECLAMATION AND CLOSURE COST PROVISIONS

The Company recognizes a provision for future reclamation and closure costs associated with disturbances resulting from exploration, development and operating activities at its properties. The reclamation liability reflects management’s best estimate of the present value of the expenditures required to settle the obligation at the end of the expected operating life of the assets, consistent with reclamation and closure plans submitted or to be submitted to the applicable regulatory authorities.

The movement in the Company’s reclamation and closure cost provisions is as follows:

	Year ended December 31
	2025	2024
Balance, beginning of year	$2,426,378	$1,285,032
Change in reclamation and closure cost estimates	1,229,081	1,542,376
Reclamation costs incurred	(151,051)	(401,030)
Accretion cost	38,660	—
Maritime Acquisition (Note 5)	7,327,000	—
	$10,870,068	$2,426,378
Current portion of reclamation and closure cost provisions	$—	$2,426,378
Non-current portion of reclamation and closure cost provisions	$10,870,068	$—

(a) Reclamation provisions relating to exploration and evaluation activities

Additions to the reclamation provision are included in the total amount of exploration and evaluation expenses in the consolidated statement of loss and comprehensive loss.

At December 31, 2024, the Company assessed that the reclamation obligations are current costs and as such considered the present value of the provision at December 31, 2024 to be equal to the total future undiscounted cash flows to settle the provision for reclamation, being $2,426,378.

During the year ended December 31, 2025, the Company determined an estimated operating life of 15 years for the Queensway Project. As a result, the Company commenced discounting its reclamation liability effective December 31, 2025, using a risk-free discount rate of 3.85% and a long-term inflation rate of 2% and has reclassified its reclamation obligations from current liabilities to a non-current reclamation liability. No reclamation deposit or financial assurance is currently required.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

15.RECLAMATION AND CLOSURE COST PROVISIONS (continued)

(b) Reclamation provisions relating to property, plant and equipment

On November 13, 2025, the Company assumed Maritime’s reclamation obligations related to the Point Rousse Project and the Hammerdown Mine. The Maritime acquisition accounting resulted in the recognition of a reclamation liability of $7,327,000 and reclamation deposits and other collateral of $2,400,000. Maritime’s reclamation liability at the Closing Date reflects estimated future cash flows associated with dismantlement, remediation, and site restoration using a risk-adjusted discount rate of 5.60% and a long-term inflation rate of 2%. Subsequent to the Closing Date, the reclamation liability was remeasured using risk-free discount rates ranging from 3.22% to 3.65% resulting in an increase in reclamation and closure cost provision of $1,495,339 with a corresponding increase in property, plant and equipment and mining interests of $83,972 and $1,411,367, respectively.

Maritime maintains a surety bonding arrangement totaling $7,783,255 with the Government of Newfoundland and Labrador. The arrangement requires the Company to provide a cash collateral of $2,400,000, included in other assets in the consolidated statements of financial position, and pay an annual bond fee equal to 3% of the bond amount. The surety bonds secure, but do not extinguish, the Company’s reclamation obligations.

The liability has been classified as non-current on the consolidated statement of financial position because no settlements are expected within the next twelve months.

16.	SHARE CAPITAL AND RESERVES

(a) Authorized share capital

At December 31, 2025, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b) Common shares issued during the year ended December 31, 2025

On December 5, 2025, the Company issued 2,821,556 common shares with a value of $12,160,906 to Exploits pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of the property acquisition agreement (Note 11).

On November 13, 2025, the Company issued 94,254,209 common shares valued at $275,222,290 pursuant to the Maritime Acquisition (Note 5).

On November 26, 2025, the Company issued 1,085,003 common shares valued at $4,632,963 pursuant to the Settlement Agreement with SCP (Note 5).

On August 27, 2025, the Company completed a non-brokered private placement and issued 12,269,939 common shares at a price of $1.63 per common share for gross proceeds of $20,000,001.

On June 12, 2025, the Company completed a bought deal offering of 24,610,000 flow-through common shares, closing the first tranche of the offering on June 3, 2025 and the second and final tranche of the offering on June 12, 2025, at a price of $2.29 per common share and 4,370,000 non-flow-through common shares at a price of $1.63 per common share, for aggregate gross proceeds of $63,480,000. The Company incurred share issuance costs of $4,004,528 in cash of which $2,602,373 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $16,242,600.

During the year ended December 31, 2025, 1,838,399 common shares were issued on exercise of 1,854,070 stock options. The options were exercised at a weighted average exercise price of $1.38 per share for gross proceeds of $2,547,271.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

16.	SHARE CAPITAL AND RESERVES (continued)

(c) Common shares issued during the year ended December 31, 2024

In August 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to US$100,000,000. The sale of common shares is to be made through “at-the-market distributions” (“ATM”), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the TSX Venture Exchange and the NYSE American stock exchange.

During the year ended December 31, 2024, the Company sold 5,857,242 common shares of the Company under the ATM program at an average price of $4.70 for gross proceeds of $27,522,494 or net proceeds of $26,607,687, and paid an aggregate commission of $914,807. At December 31, 2024, the Company completed $51,798,893 of the ATM program. As at December 31, 2024, the ATM had expired.

On November 1, 2024, the Company issued 69,583 common shares with a value of $215,707 pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements (Note 5 (i)).

On August 8, 2024, the Company issued 300,000 common shares with a value of $1,011,000 pursuant to the acquisition of certain royalty interests (Note 5(i)).

On July 9, 2024, the Company issued 5,263,157 common shares to LabGold with a value of $20,000,000 pursuant to the acquisition of the Kingsway Project (Note 5(i)).

On June 26, 2024, the Company issued 370,000 common shares with a value of $1,750,100 pursuant to a legal claim settlement agreement (Note 17).

During the year ended December 31, 2024, 1,725,000 share purchase options were exercised at a weighted average exercise price of $0.50 per share for gross proceeds of $862,500.

(d) Share purchase option compensation plan

As at December 31, 2025, the Company has a stock option plan (the “Option Plan”) approved by the Company’s shareholders that allows the Company to grant options to acquire common shares of the Company, subject to regulatory and corporate approval, to its, and its subsidiaries’, directors, officers, employees and consultants. The Option Plan is a “rolling” plan, whereby the aggregate number of common shares reserved for issuance thereunder, combined with the common shares issuable pursuant to awards granted under the Company’s Share Unit Plan, shall not exceed ten (10%) percent of the total number of issued common shares (calculated on a non-diluted basis) at the time an option is granted. The maximum number of common shares which may be issuable under the Option Plan and the Share Unit Plan to any one individual in any twelve-month period shall not exceed five (5%) percent of the total number of issued common shares at the time an option is granted or share issuance date, unless the Company has obtained disinterested shareholder approval as required by the TSX Venture Exchange. If outstanding options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the Option Plan increase proportionately. The exercise price and vesting terms of each option is set by the Board of Directors at the time of grant. Options granted may be subject to a four-month hold period and be exercisable for a period determined by the Board of Directors which cannot exceed ten years.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

16.	SHARE CAPITAL AND RESERVES (continued)

(e) Share unit compensation plan

The Company adopted a share unit plan (the “Share Unit Plan”). Under the Share Unit Plan, the Company may grant incentive awards (the “Awards”) consisting of restricted share units (“RSUs”), deferred share units (“DSUs”), and performance share units (“PSUs”), subject to regulatory and corporate approvals, to its directors, officers, employees and consultants (the “Participants”). The Share Unit Plan is a “rolling” plan, whereby the aggregate number of common shares reserved for issuance shall not exceed five (5%) percent of the total number of issued common shares (calculated on a non-diluted basis) at the time an Award is granted, provided that common shares issued thereunder, combined with common shares issuable pursuant to grants under the Option Plan, shall not exceed ten percent (10%) of the total number of issued common shares (calculated on a non-diluted basis) at the time an Award is granted. The terms of the Awards are set by the Board of Directors at the time of grant subject to the restrictions in the Share Unit Plan.

(f) Share purchase options

The following table sets out activity with respect to the Company’s outstanding stock options:

	Year ended December 31, 2025		Year ended December 31, 2024
		Weighted		Weighted
	Number of	average	Number of	average
	stock options	exercise price	stock options	exercise price
Outstanding, beginning of year	10,556,750	$4.50	12,279,125	$3.97
Granted	7,122,070	1.74	240,000	4.62
Exercised	(1,854,070)	1.38	(1,725,000)	0.50
Forfeited	(8,193,250)	4.68	(237,375)	6.52
Outstanding, end of year	7,631,500	$2.85	10,556,750	$4.50
Options exercisable, end of year	4,818,723	$3.29	10,393,250	$4.48

The following table sets out information about the Company’s options outstanding and exercisable as at December 31, 2025:

	Stock options outstanding			Stock options exercisable
		Weighted			Weighted
		average			average
		remaining	Weighted		remaining	Weighted
	Number	contractual	average	Number	contractual	average
Range of Exercise Prices	outstanding	life (days)	exercise price	outstanding	life (days)	exercise price
$1.00 - $1.67	5,388,139	1,335	$1.53	1,375,000	198	$1.39
$2.40 - $4.59	1,424,861	1,206	0.57	7,942,750	1,083	4.59
$5.00 - $6.79	678,500	514	0.52	—	—	—
$8.04 - $8.98	140,000	317	0.16	1,239,000	606	7.31

The Company has reserved for issuance 7,631,500 common shares in the event that these stock options are exercised. With certain exceptions, the stock options generally vest in equal installments on each anniversary date of the grant over a three-year period.

The number of common shares available for the grant of stock options under the Option Plan as at December 31, 2025 was 26,601,466.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

16.	SHARE CAPITAL AND RESERVES (continued)

(f) Share purchase options (continued)

The following table summarizes the weighted average fair value and assumptions used in estimating the fair value of stock options granted using the Black-Scholes option pricing model and the key values of options exercised.

	Year ended December 31
	2025	2024
Options granted
Weighted average fair value of options granted	$1.34	$3.06
Risk-free interest rate	2.67%	3.59%
Expected option life in years	5.00	5.00
Expected share price volatility (1)	64.64%	80.23%
Grant date share price	$2.74	$4.62
Expected forfeiture rate	Nil	Nil
Expected dividend yield	Nil	Nil
Options exercised
Weighted average share price at date of exercise	$1.40	$0.50
Weighted average grant-date fair value of options exercised	$1.17	$0.38
(1)	The expected share price volatility used in 2025 is based on the Company’s average historical share price over the life of the option. During 2024, volatility used is based on historical share price of comparable companies over the life of the option.

Compensation expense related to stock options amounted to $2,667,026 for the year ended December 31, 2025 (2024 - $889,045).

Subsequent to December 31, 2025, there were 1,460,714 stock options exercised for gross proceeds of $2,064,180.

(g) Restricted share units

During the year ended December 31, 2025, the Company granted 300,000 RSUs of the Company (2024 – Nil) to a consultant. These RSUs are cash settled and vest on September 26, 2026. The Company recorded a share-based compensation expense of $357,057 related to these RSUs (2024 – $Nil), net of forfeitures of $Nil. The obligation is presented as a current liability in the consolidated statement of financial position.

During the year ended December 31, 2025, the Company also granted 2,394,348 RSUs of the Company (2024 – Nil) to directors and officers of the Company. These RSUs are expected to be equity settled. These RSUs vest in equal installments on each anniversary date of the grant over a three-year period. The Company recorded a share-based compensation expense of $3,260,738 related to these RSUs (2024 – $Nil), net of forfeitures of $Nil.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

16.	SHARE CAPITAL AND RESERVES (continued)

(g) Restricted share units (continued)

As at December 31, 2025, outstanding equity-settled RSUs are as follows:

Vesting year	Number of RSUs
2026	1,231,449
2027	631,449
2028	531,450
Total	2,394,348

Subsequent to December 31, 2025, 266,666 vested RSUs were settled.

(h) Warrants

The following table sets out activity with respect to the Company’s outstanding warrants:

	Year ended December 31, 2025		Year ended December 31, 2024
		Weighted		Weighted
	Warrants	average	Warrants	average
	outstanding	exercise price	outstanding	exercise price
Outstanding, beginning of year	—	$—	—	$—
Maritime Acquisition (Note 5)	15,485,137	1.33	—	—
Exercised	533,102	1.03	—	—
Outstanding, end of year	14,952,035	$1.34	—	$—

Subsequent to December 31, 2025, there were 1,191,170 warrants exercised for gross proceeds of $1,269,875.

17.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2025, the Company’s related parties include its subsidiaries, key management personnel and companies having common directors and officers.

All transactions with related parties have occurred in the normal course of operations and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Year ended December 31
	2025	2024
PJH Consulting, LLC (1)	$84,093	$—
EarthLabs Inc. (2)	—	18,000
Notz Capital Corp. (3)	46,921	177,310
(1)	Amounts incurred for administrative services provided by a close family member of Paul Huet, Chair of the Board of directors. PJH Consulting, LLC is a related entity of Paul Huet, Chair of the Board of Directors. These charges were included in general and administrative expenses.
(2)	EarthLabs Inc. is a related entity having the following common former director and officer to the Company: Denis Laviolette, Former Director and President. These costs were charged to exploration and evaluation expenses.
(3)	Notz Capital Corp. is a related entity of a director. These charges were charged to general and administrative expenses.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

17.	RELATED PARTY TRANSACTIONS (continued)

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive directors and members of executive management.

The remuneration of the Company’s directors and other key management personnel during the years ended December 31, 2025 and 2024 were as follows:

Year ended December 31, 2025

	Salaries and		Share-based
	Consulting		Compensation	Bonus	Total
Keith Boyle, Chief Executive Officer	$425,806		$763,501	$—	$1,189,307
Collin Kettell, Former Executive Chairman and Chief Executive Officer	38,400		—	1,031,760	1,070,160
Melissa Render, President	360,000	(1)	392,015	—	752,015
Hashim Ahmed, Chief Financial Officer	106,795		86,273	—	193,068
Robert Assabgui, Chief Operating Officer	94,792		2,704	—	97,496
Greg Matheson, Former Chief Operating Officer	471,200	(2)	—	—	471,200
Ron Hampton, Former Chief Development Officer	562,529	(1)(3)	—	—	562,529
Michael Kanevsky, Former Chief Financial Officer	262,440	(4)	—	—	262,440
Vijay Mehta, Former Director	51,000		357,057	—	408,057
Chad Williams, Director	75,000		308,404	—	383,404
William Hayden, Director	84,000		457,216	—	541,216
Tamara Brown, Director	30,900		178,999	—	209,899
Dr. Andrew Furey, Director	36,000		169,162	—	205,162
Paul Huet, Director	168,186		3,470,771	—	3,638,957
Allen Palmiere, Director	15,000		74,577	—	89,577
	$2,782,048		$6,260,679	$1,031,760	$10,074,487
(1)	Salary recorded in exploration and evaluation expenses in the consolidated statement of loss and comprehensive loss.
(2)	Includes termination benefits of $424,080 in accordance with the terms of their management agreement.
(3)	Includes termination benefits of $505,440 in accordance with the terms of their management agreement.
(4)	Includes termination benefits of $174,960 in accordance with the terms of their management agreement.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

17.	RELATED PARTY TRANSACTIONS (continued)

Key management personnel compensation (continued)

Year ended December 31, 2024

	Salaries and		Share-based
	Consulting		Compensation	Bonus		Total
Colin Kettel, Executive Chairman and Chief Executive Officer	$388,800		$—	$129,600		$518,400
Melissa Render, President	15,000	(1)	—	—		15,000
Denis Laviolette, Former President	261,917		—	90,720		352,637
Michael Kanevsky, Chief Financial Officer	116,640		—	38,880		155,520
Greg Matheson, Chief Operating Officer	270,220		—	84,240		354,460
Ronald Hampton, Chief Development Officer	336,960	(1)	96,083	112,320	(1)	545,363
Non-Executive Directors	83,440		—	—		83,440
Former Non-Executive Directors	138,580		—	—		138,580
	$1,611,557		$96,083	$455,760		$2,163,400
(1)	Salary and bonus recorded in exploration and evaluation expenses in the consolidated statement of loss and comprehensive loss.

During the year ended December 31, 2025, $922,529 (2024 - $449,280) of management compensation was recorded in exploration and evaluation expenses in the consolidated statements of loss and comprehensive loss.

At December 31, 2025, there was $3,989 (2024 - $56,040) payable to management and directors for accrued salaries and expense reimbursements of travel expenditures included in accounts payable and accrued liabilities. The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

18.	BASIC AND DILUTED LOSS PER SHARE

	Year ended December 31
	2025	2024
Basic weighted average number of common shares outstanding	234,636,355	194,032,544
Effect of outstanding securities	—	—
Diluted weighted average number of common shares outstanding	234,636,355	194,032,544
Loss and comprehensive loss for the year	$(47,572,620)	$(50,268,354)
Loss per share – basic and diluted	$(0.20)	$(0.26)

For the years ended December 31, 2025 and 2024, the Company incurred net loss and comprehensive loss. As such, diluted loss per share excludes any potential conversion of 7,631,500 (2024 – 10,556,750) share purchase options, 2,694,348 RSU’s (2024 – Nil) and 14,952,035 (2024 – Nil) warrants, as their inclusion would be anti-dilutive.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

19.REVENUE

Revenue from contracts with customers during the years ended December 31, 2025 and 2024 disaggregated by metal were as follows:

	Year ended December 31
	2025	2024
Gold	$5,797,899	$—
Silver	9,074	—
Total revenue	$5,806,973	$—

The Company generates its revenue in Canada from the sale of gold doré bars produced at Pine Cove Mill using Hammerdown ore.

During the year ended December 31, 2025, one customer accounted for 100% of revenues. However, because gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its products.

20.OPERATING EXPENSES

Operating expense during the years ended December 31, 2025 and 2024 consists of the following expenses by nature:

	Year ended December 31
	2025	2024
Raw materials and consumables	$783,402	$—
Salaries and employee benefits	1,006,200	—
Contractors	2,369,864	—
Repairs and maintenance	121,641	—
Site administration	80,938	—
Depreciation	13,263	—
	4,375,308	—
Change in inventories	1,296,123	—
Total operating expense	$5,671,431	$—

Change in inventories include $2,167,896 relating to the change in the fair value adjustment for inventories in the purchase price allocation.

21.GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses during the years ended December 31, 2025 and 2024 consists of the following expenses by nature:

	Year ended December 31
	2025	2024
Salaries and benefits	$5,296,838	$2,612,010
Professional fees	2,098,097	1,332,556
Office and other expenses	3,447,183	2,106,319
Depreciation	814,616	813,654
Total general and administrative expenses	$11,656,734	$6,864,539

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

22.OTHER INCOME (EXPENSES)

Other income (expenses) during the years ended December 31, 2025 and 2024 consist of the following:

	Year ended December 31
	2025	2024
Foreign exchange gain (loss)	$(185,325)	$224,286
Revaluation of secured notes	—	140,786
Gain on sale of secured notes	55,911	—
Settlement of legal claim (Note 28)	—	(1,750,100)
Part XII.6 tax	(67,143)	(928,769)
Others	2,378	—
	$(194,179)	$(2,313,797)

23.	INCOME TAXES

The income and mining tax recoveries shown in the consolidated statements of loss and comprehensive loss differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	Year ended December 31
	2025	2024
Loss before income taxes	$(47,967,190)	$(50,268,354)
Statutory tax rate	27.00%	27.00%
Income tax recovery at statutory tax rate	(12,964,913)	(13,572,000)
Flow-through renunciations	1,334,205	12,285,000
Other non-deductible expenses or non-taxable credits	871,480	(3,033,000)
Mining tax	(326,348)	—
Current year tax benefit not recognized	10,691,006	4,320,000
Income and mining tax recoveries	$(394,570)	$—

Comprising:
Current tax expense	$—	$—
Deferred tax recovery	(394,570)	—
	$(394,570)	$—

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

23.	INCOME TAXES (continued)

The significant components of the Company’s deferred income tax assets and deferred income tax liabilities at December 31, 2025 and 2024 were as follows:

	2025	2024
Net deferred income tax liability relating to:
Reserves	$(518,760)	$—
Exploration and evaluation assets	(52,882,550)	—
Property, plant and equipment	(14,408,328)	—
Non-capital losses	7,671,273	—
Investments	4,136	—
Share issue costs	237,027	—
Reclamation and closure cost provision	2,658,300	—
Mining tax	(26,408,398)	—
Net deferred income tax assets (liabilities)	$(83,647,300)	$—

Classified and presented as:
Deferred income tax assets	$—	$—
Deferred income tax liabilities	(83,647,300)	—
	$(83,647,300)	$—

The movements in the Company’s net deferred income tax liabilities during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Balance, beginning of year	$—	$—
Recognized on Maritime Acquisition	(84,041,870)	—
Recognized in net income	394,570	—
Balance, end of year	$(83,647,300)	$—

The Company’s deductible temporary differences, unused tax losses and unused tax credits at December 31, 2025 and 2024 for which deferred income tax assets have not been recognized were as follows:

	2025	2024
Exploration and evaluation assets	$54,392,000	$25,619,000
Property, plant and equipment	3,676,000	2,954,000
Non-capital losses	55,088,000	38,411,000
Investments	—	11,620,000
Share issue costs	5,885,000	5,186,000
Reclamation and closure cost provision	2,713,000	2,426,000
Capital losses	24,831,000	18,630,000
	$146,585,000	$104,846,000

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

23.INCOME TAXES (continued)

As at December 31, 2025, the Company has Canadian non-capital loss carryforwards of approximately $80,673,000 that may be available for tax purposes. The Company’s non-capital losses expire as follows:

Expiry Date	Non-Capital Loss Amount
2028	$71,000
2029	41,000
2030	95,000
2031	313,000
2032	408,000
2033	562,000
2034	421,000
2035	480,000
2036	1,180,000
2037	1,323,000
2038	2,432,000
2039	2,412,000
2040	2,562,000
2041	10,101,000
2042	12,651,000
2043	13,228,000
2044	16,039,000
2045	16,354,000
$80,673,000

As at December 31, 2025, the Company also has capital loss carryforwards of approximately $24,830,000 (2024 - $18,630,000) that may be available for tax purposes. These losses can be carried forward indefinitely.

24.CASH FLOW DISCLOSURES

(a)	Change in non-cash working capital

	Year ended December 31
	2025	2024
Decrease (increase) in prepayments and deposits	$(1,329,709)	$38,816
Decrease (increase) in receivables	(470,752)	1,089,698
Increase in inventories	1,258,185	—
Increase in accounts payable and accrued liabilities	1,532,702	164,636
	$990,426	$1,293,150

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

24.CASH FLOW DISCLOSURES (continued)

(b) Supplemental cash flow disclosures

	Year ended December 31
	2025	2024
Non-cash investing and financing activities:
Right-of-use assets and liabilities	$—	$99,307
Interest income on secured note received in Maritime shares	74,468	—
Shares issued for E&E assets (Note 10)	12,422,138	20,876,707
Shares issued for property and equipment (Note 10)	—	350,000
E&E assets included in accounts payable and accrued liabilities	—	676,921
Property, plant and equipment in accounts payable and accrued liabilities	1,695,011	—
Cash paid for interest	22,876	25,105

25.	FINANCIAL INSTRUMENTS
(a)	Fair values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

◾	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
◾	Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
◾	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

25.	FINANCIAL INSTRUMENTS (continued)
(a)	Fair values (continued)

The Company’s financial instruments measured at fair value are its investments, which include equities, warrants and Notes held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. The Company’s equities that are subject to non-standard restrictions, warrants and notes are classified within level 2 of the fair value hierarchy. Warrants are not traded on an active exchange and are valued using the Black-Scholes option pricing model using assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected remaining life of the warrant which are supported by observable market conditions. The Notes are not traded on an active exchange and are valued using the Hull-White valuation model using assumptions including coupon rate, credit spread, mean reversion, rate volatility, riskless rate curve and redemption prices.

The carrying values of other financial instruments, including cash and cash equivalents, receivables, accounts payable and accrued liabilities, lease liabilities and loans approximate their fair values due to the short-term maturity of these financial instruments.

The Company’s financial instruments carried at fair value and categorized according to the fair value hierarchy are as follows as at December 31, 2025:

	December 31, 2025			December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investments	$8,895,559	$—	$—	$779,019	$147,000	$—
Secured notes	—	—	—	—	2,817,554	—

(b)	Financial instrument risk exposure

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on the issuance of shares to fund exploration programs and may require doing so again in the future. As at December 31, 2025, the Company has total liabilities of $117,032,395 and cash and cash equivalents of $58,838,699 which is available to discharge these liabilities (December 31, 2024 – total liabilities of $7,448,306 and cash of $22,317,548).

The following table summarizes the maturity profile of the Company’s financial liabilities at December 31, 2025. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

	Within 1 year	2-3 years	4-5 years	More than 5 years	Total
Accounts payable and accrued liabilities	$12,339,524	$—	$—	$—	$12,339,524
Lease liabilities	251,871	185,792	72,662	526	510,851
Loans payable	110,660	221,323	221,323	85,661	638,967
Reclamation and closure cost provisions	—	946,600	1,010,033	13,904,109	15,860,742
	$12,702,055	$1,353,715	$1,304,018	$13,990,296	$29,350,084

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

25.	FINANCIAL INSTRUMENTS (continued)
(b)	Financial instrument risk exposure (continued)

Market risks

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts and accounts payable denominated in US dollars. The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Canadian dollar at December 31, 2025 would change the Company’s net loss by $144,145 (December 31, 2024 - $322,434) as a result of a 10% change in the exchange rate.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash and cash equivalents into demand accounts with minimal interest rates, interest rate risk is not significant.

(iii)	Commodity price risk

Commodity price risk is the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company is primarily exposed to gold prices, which significantly affect the value of its mineral properties and investments. As at December 31, 2025, the Company had no financial instruments subject to provisional pricing or other commodity-linked arrangements. Accordingly, a reasonably possible change in gold prices at the reporting date would not have a material impact on the Company’s net loss or comprehensive loss.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at December 31, 2025 would change the Company’s net loss by $889,556 (December 31, 2024 - $92,602) as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2024.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

26.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

◾	To safeguard the Company’s ability to continue as a going concern in order to develop and operate its current projects;
◾	Pursue strategic growth initiatives; and
◾	To maintain a flexible capital structure which lowers the cost of capital.

In assessing the Company’s capital structure, management include in its assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at December 31, 2025 totalled $419,097,255 (December 31, 2024 – $66,570,705). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are reviewed, approved and monitored by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets.

There were no changes in the Company’s approach to capital management during the years ended December 31, 2025 and 2024.

27.SEGMENT REPORTING

The Company applies IFRS 8, Operating Segments, which requires disclosure of operating segments based on the internal reports regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance. The CODM of the Company is the Chief Executive Officer.

Following the acquisition of Maritime (Note 5), the Company reviewed its internal management reporting structure. The CODM receives and reviews discrete financial information for the Hammerdown Mine and Pine Cove Mill operations separately from the Company’s exploration and evaluation activities. Accordingly, the Company has identified two reportable operating segments effective from the acquisition date:

●	Exploration and Evaluation relates to acquisition, exploration and development of mineral properties, including the Queensway Project, Whisker Valley and other exploration-stage properties.
●	Mining Operations pertain to open pit mining, ore processing and gold production at the Hammerdown Mine and Pine Cove Mill.

The CODM evaluates segment performance and allocates resources based on revenue, net loss and capital expenditures. Corporate costs and other items not directly attributable to an operating segment are reported under Corporate and Others.

The Mining Operations segment includes results from the acquisition date of November 13, 2025, representing approximately seven weeks of activity. Prior to the acquisition, the Company operated as a single segment. Comparative figures for the year ended December 31, 2024 reflect the single-segment structure, with all activity reported under Exploration and Evaluation and Corporate and Others.

All of the Company’s non-current assets are located in Canada.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

27.SEGMENT REPORTING (continued)

Year ended December 31, 2025

	Exploration	Mining	Corporate
	and Evaluation	Operations	and Others	Consolidated
Revenue	$—	$5,806,973	$—	$5,806,973
Cost of sales	—	(5,688,718)	—	(5,688,718)
Exploration and evaluation	(41,214,271)	(166,136)	—	(41,380,407)
General and administrative	(11,392,838)	(263,896)	—	(11,656,734)
Share-based compensation	(6,284,821)	—	—	(6,284,821)
Transaction costs	—	—	(4,787,735)	(4,787,735)
Other income (expenses)	8,768,256	(147,268)	7,403,264	16,024,252
Segment net loss	$(50,123,674)	$(459,045)	$2,615,529	$(47,967,190)
Deferred income and mining tax recoveries	—	358,119	36,451	394,570
	$(50,123,674)	$(100,926)	$2,651,980	$(47,572,620)
Capital expenditures	$1,366,671	$2,207,005	$—	$3,573,676
Segment assets	120,264,458	415,865,192	—	536,129,650
Segment liabilities	15,424,354	101,608,041	—	117,032,395

Revenue recognized during the year ended December 31, 2025 relates to gold sales from the Hammerdown Mine and Pine Cove Mill from November 13, 2025.

Year ended December 31, 2024

	Exploration	Mining	Corporate
	and Evaluation	Operations	and Others	Consolidated
Exploration and evaluation	(52,563,340)	—	—	(52,563,340)
General and administrative	(6,864,539)	—	—	(6,864,539)
Share-based compensation	(889,045)	—	—	(889,045)
Other income (expenses)	7,281,103	—	2,767,467	10,048,570
Segment net loss	$(53,035,821)	$—	$2,767,467	$(50,268,354)
Capital expenditures	$1,075,082	$—	$—	$1,075,082
Segment assets	74,019,011	—	—	74,019,011
Segment liabilities	7,448,306	—	—	7,448,306

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars, except share and per share amounts)

28.SETTLEMENT OF LEGAL CLAIM

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”) under which Palisades agreed to purchase the 13,500,000 common shares of the Company owned by ThreeD and the 4,000,000 common shares of the Company owned by 131 for $0.08 per common share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its common shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, ThreeD Capital Inc. and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “Defendants” and the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 common shares by the Plaintiffs to Palisades on November 20, 2019. ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations.

On June 5, 2024, the Company entered into a Settlement Agreement, pursuant to which the Plaintiffs received a total of 3,750,000 common shares of the Company from the Defendants. Palisades transferred 2,607,434 common shares of the Company to ThreeD and 772,566 common shares of the Company to 131. The Company issued 285,429 common shares to ThreeD and 84,571 common shares to 131 with a total value of $1,750,100 recorded in the statement of loss and comprehensive loss for the year ended December 31, 2024. The Settlement Agreement resolves the lawsuit completely, does not include any admission of liability and provides for fulsome releases by the Plaintiffs to the Defendants.

29.SUBSEQUENT EVENT

On March 5, 2026, the Company announced that it has entered into a non-binding term sheet for an up to US$75,000,000 senior secured loan facility (the “Loan Facility”) with Nebari Natural Resources Credit Fund II, LP (the “Lender”). The proceeds from the Loan Facility will be used to finance the development of the Queensway Gold Project, including the procurement of long lead items, early construction activities, upgrading and expanding the Pine Cove Mill to accommodate Queensway Phase 1 off-site milling, and general working capital purposes.

The Loan Facility will be documented by way of a senior secured debenture and advanced in two tranches: US$50,000,000 to be funded at closing and, subject to the satisfaction of certain conditions, an additional US$25,000,000 to be funded no later than 15 months after closing. The Loan Facility bears interest at a fixed annual rate of 9.25% payable quarterly in arrears, has a term of 24 months (with an option to extend by an additional six months), and is subject to a quarterly administration fee of 0.50%. The funds to be advanced reflect principal amounts subject to an original issue discount, which will increase if the term is extended. All direct and indirect subsidiaries of the Company will guarantee the Loan Facility, secured by first-lien security interests over all present and after-acquired real and personal property.

In connection with the Loan Facility and subject to the approval of the TSX Venture Exchange, the Company will issue to the Lender non-transferable warrants for the purchase of common shares with an aggregate value of US$3,750,000 (Tranche 1) and US$1,875,000 (Tranche 2). The warrants will be exercisable for a period of 24 months at an exercise price equal to a 25% premium to the lower of the volume weighted average price of the common shares for the 20 trading days prior to the date of the term sheet and the date the warrants are issued.

The provision of the Loan Facility remains subject to customary conditions precedent, including the negotiation and execution of definitive financing documents, completion of due diligence, receipt of all necessary corporate and regulatory approvals, and approval by the Lender’s Investment Committee.